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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         CONTINUUS SOFTWARE CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                         CONTINUUS SOFTWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   21218R 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JOHN R. WARK
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINUUS SOFTWARE CORPORATION
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICE AND
                  COMMUNICATIONS ON BEHALF OF PERSON(S) FILING
                                   STATEMENT)

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                                   COPIES TO:

                              D. BRADLEY PECK, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000


         [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE COMMENCEMENT OF A TENDER OFFER.

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Monday November 27, 9:53 pm Eastern Time

Press Release

Telelogic AB and Continuus Software Corp. Announce Tender of a Majority of Continuus' Outstanding Shares

IRVINE, Calif.--(BUSINESS WIRE)--Nov. 27, 2000--Continuus Software Corp. (Nasdaq:CNSW - news), the leading provider of eAsset Management solutions, and Telelogic AB (Stockholm Stock Exchange:TLOG), the world-leading supplier of solutions for real-time software development and requirements management, Monday announced that a majority of the outstanding shares of Continuus have been tendered pursuant to Telelogic's tender offer.

As of Nov. 27, 2000, 7,596,342 shares out of 11,074,822 shares outstanding, or 68.6%, have been tendered. Subject to certain contractual restrictions on a portion of the tendered shares, the tendered shares may be withdrawn at any time prior to the expiration date of the tender offer. The expiration date for the tender offer is midnight EST on Tuesday, Nov. 28, 2000.

Assuming that at least 6,194,930 shares are tendered and not withdrawn as of the expiration date, Telelogic intends to accept for payment and pay for all of the shares tendered. Soon thereafter, Telelogic intends to acquire the remaining shares of Continuus through a merger transaction in which the remaining shareholders of Continuus would receive the same amount of cash per share that they would have received in the offer, unless they perfect dissenters' rights.

Therefore, for shareholders who do not perfect dissenters' rights, the only difference between tendering shares and not tendering shares is that shareholders who tender their shares prior to the expiration date of the tender offer will be paid earlier.

On Oct. 25, 2000, Continuus and Telelogic announced the signing of a definitive merger agreement pursuant to which a wholly owned subsidiary of Telelogic agreed to purchase, subject to the satisfaction of certain conditions, all of the outstanding shares of Continuus common stock for $3.46 per share in cash through a front-end tender offer and a back-end merger. The tender of at least 6,194,930 shares of Continuus stock is a condition to the tender offer.

About Continuus

Continuus Software is the leading provider of eAsset Management solutions. eAsset Management enables organizations to develop, enhance, deploy and more effectively manage their teams building Internet and enterprise software and content-based systems. Continuus products enable organizations to improve the quality of their eAssets and to reduce the time it takes to deliver Internet and software applications.

Continuus offers eAsset Management solutions, consisting of Continuus CM Synergy, Continuus WebSynergy, Continuus ChangeSynergy, and Continuus KnowledgeSynergy, designed to support the collaborative development, management, approval and deployment of the most complex and demanding software, Internet applications and Web content.

The company also offers its customers professional services through the eAsset foundation methodology that include consulting, training and maintenance services to facilitate successful implementations. Continuus has licensed its products to more than 585 customers, 1,000 sites and 60,000 users worldwide.

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For more information on Continuus: in the United States, call 949/830-8022; in
Canada, call 613/751-4499; in the United Kingdom, call 44-1344-788-100; in Germany, call 49-89-54-8880; in France, call 33-1-69-59-1616; in Australia call 61-2-9904-6033, or visit its Web site at www.continuus.com.

About Telelogic

Telelogic is established in 13 countries under its own name, and a further 20 countries through distributors. It leads the market in development environments for advanced software, especially in real-time applications. By offering high quality graphical development tools and related services, Telelogic makes the development of software more rapid, less labor intensive, and more reliable.

The company has a global client base, including all the top 10 communication suppliers such as Alcatel, Cisco, Ericsson, Fujitsu, Hewlett-Packard, Lucent, Motorola, NEC, Nokia, Nortel Networks and Siemens, as well as a number of leading suppliers within automotive and aerospace.

The software market is moving towards more visual programming methods, and Telelogic leads in the production of the next generation of development tools, in this area. Telelogic is well prepared to deliver rapid and complete solutions for the complex challenges faced by the real-time industry.

For more information about Telelogic, visit www.telelogic.com.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. Telelogic has filed a tender offer statement with the SEC and Continuus has filed a solicitation/recommendation statement with respect to the offer. Investors and security holders of both Telelogic and Continuus are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this news release because they contain important information about the transaction. Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement and other documents filed by Telelogic and Continuus with the SEC at the SEC's Web site at www.sec.gov.

The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained free from Continuus or by contacting D.F. King & Co., The information agent, at 800/714-3311.

This news release contains certain forward-looking statements that are based largely on Continuus Software's current expectations and are subject to a number of risks and uncertainties. Actual results and events could differ significantly from those discussed in the forward-looking statements. These risks and uncertainties include those associated with the development of new products and technologies, including Continuus eAsset Management solutions, the emerging markets for the company's products, intense competition in its markets and the markets of its customers and partners, and the proposed acquisition of Continuus Software by Telelogic AB, as well as other risks and uncertainties described from time to time in the company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its most recent Quarterly Report on Form 10-Q.

Note to Editors: Trademarks and registered trademarks are the property of their respective holders.